PROSPECTUS


                                4,475,299 SHARES

                              VITECH AMERICA, INC.

                                  COMMON STOCK


         THIS PROSPECTUS RELATES TO THE OFFER AND SALE OF UP TO 4,475,299 SHARES OF OUR COMMON STOCK, NO PAR VALUE, BY CERTAIN SELLING SECURITY HOLDERS. OF THE 4,475,299 SHARES OF COMMON STOCK OFFERED HEREBY, (I) UP TO 2,573,917 SHARES ARE ISSUABLE UPON CONVERSION OF $38,608,250 AGGREGATE PRINCIPAL AMOUNT OF 10% CONVERTIBLE PROMISSORY NOTES, HELD BY SELLING SECURITY HOLDERS; (II) 1,416,564 SHARES ISSUED UPON CONVERSION OF A CONVERTIBLE NOTE HELD BY A SELLING SECURITY HOLDER ISSUED IN OCTOBER 1997, AND JUNE AND AUGUST 1997; (III) 220,000 SHARES ISSUABLE UPON EXERCISE OF THE REPRESENTATIVES WARRANTS ISSUED IN OUR INITIAL PUBLIC OFFERING EXERCISABLE AT $12.73 PER SHARE; (IV) UP TO 241,392 SHARES ISSUABLE UPON EXERCISE OF COMMON STOCK PURCHASE WARRANTS EXERCISABLE AT $15.00 PER SHARE ISSUED IN CONNECTION WITH AN OCTOBER 1997 FINANCING TRANSACTION HELD BY THE SELLING SECURITY HOLDERS AND (V) 23,426 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS ISSUED IN A PRIVATE PLACEMENT BY US IN AUGUST 1996.


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             ----------------------

    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD
                     BE CONSIDERED BY PROSPECTIVE INVESTORS.

                             ----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.
                             ----------------------

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 1, 1999


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         The selling security holders have advised us that they propose to sell the shares, from time to time, publicly or through broker-dealers as agents for others, or in private sales. See "Selling Security Holders" and "Plan of Distribution." We will not receive any proceeds from the sale of our common stock for the account of the selling security holders except upon exercise of warrants. We have informed the selling security holders that the anti-manipulative rules under the Exchange Act of 1934, Rule 10b-6 under Regulation M may apply to their sales in the market and has furnished the selling security holders with a copy of these rules. We have also informed the selling security holders of the need for delivery of copies of this prospectus in connection with any sale of securities registered hereunder.

         We will pay all offering expenses of this offering including the SEC registration fee, legal fees and expenses, blue sky fees, accounting fees and expenses, printing expenses and miscellaneous expenses estimated to be $35,000, but will not pay discounts or commissions incurred by the selling security solders in connection with the sale of these shares.

                                TABLE OF CONTENTS
                                                                            PAGE


WHERE YOU CAN FIND MORE INFORMATION.......................................  2
RISK FACTORS............................................................... 4
BUSINESS ................................................................. 14
SELLING SECURITY HOLDERS.................................................. 14
PLAN OF DISTRIBUTION...................................................... 19
DESCRIPTION OF SECURITIES................................................. 20
LEGAL MATTERS............................................................. 21
EXPERTS  ................................................................. 21
INDEMNIFICATION........................................................... 21


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov." The SEC also allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information that we file later with the SEC will automatically update and supersede this information. We will incorporate by reference the documents listed below and any future filings we make we will make with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

(a) Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

(b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

(c) Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

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         You may request a copy of these filings, at no cost by writing or telephoning our chief financial officer at the following address: Vitech America, Inc., 8807 Northwest 23rd Street, Miami, Florida 33172 (305-477-1161).

         EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PROSPECTUS UNDER "RISK FACTORS", IN ADDITION TO CERTAIN STATEMENTS CONTAINED ELSEWHERE IN THIS PROSPECTUS OR IN OUR FILINGS UNDER THE SECURITIES EXCHANGE ACT OF 1934, (THE "EXCHANGE ACT"), ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE THUS PROSPECTIVE. SUCH FORWARD- LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL FUTURE RESULTS OR TRENDS TO DIFFER MATERIALLY FROM FUTURE RESULTS OR TRENDS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THE MOST SIGNIFICANT OF SUCH RISKS, UNCERTAINTIES AND OTHER FACTORS ARE DISCUSSED IN THIS PROSPECTUS UNDER "RISK FACTORS" AND PROSPECTIVE INVESTORS ARE URGED TO CAREFULLY CONSIDER SUCH FACTORS. UPDATED INFORMATION WILL BE PERIODICALLY PROVIDED BY US AS REQUIRED BY THE SECURITIES ACT AND THE EXCHANGE ACT. WE, HOWEVER, UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO SUCH FORWARD- LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

         This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information and representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making offers for the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.




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                                  RISK FACTORS

         PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

FACTORS RELATING TO US

WE MAY NOT BE ABLE TO SUSTAIN OUR CURRENT GROWTH

         Although we experienced a loss in sales for the quarter ended March 31, 1999, since inception we have experienced substantial growth through both internal operations and acquisitions. Consolidated net sales and consolidated net income increased to $195 million and $17.9 million, respectively, for the year ended December 31, 1998, from $117.5 million and $12.8 million, respectively, for the year ended December 31, 1997. Consolidated net sales and consolidated net income increased to $117.5 million and $12.8 million, respectively, for the year ended December 31, 1997, from $73.3 million and $8.2 million, respectively, for the year ended December 31, 1996. For the year ended December 31, 1995, consolidated net sales and consolidated net income increased to $48.5 million and $6.9 million, respectively, from $17.5 million and $0.15 million, respectively, for the year ended December 31, 1994. There can be no assurance that such growth will continue, and if such growth continues, that our infrastructure will be sufficient to support such a larger enterprise.

WE DEPEND UPON KEY PERSONNEL FOR OUR OPERATIONS

         Our ability to attract and retain highly skilled personnel is critical to our operations. To date, we have been able to attract and retain the personnel necessary for our operations. Because of our expansion plans, there can be no assurance that we will be able to do so in the future. If we are unable to attract and retain skilled personnel our business and expansion plans could be materially adversely affected. We are dependent upon the efforts and abilities of Georges C. St. Laurent III, the Chairman of the Board and Chief Executive Officer, and William C. St. Laurent, the President and Chief Operating Officer. Each of these individuals is a substantial shareholder of the Company. The loss or unavailability of the services of either of these individuals for any significant period of time could have a material adverse effect on our business prospects. We are the sole beneficiary of key-person life insurance in the amount of $2 million on the life of each of Messrs. St. Laurent. There can be no assurance that such insurance will continue to be available on reasonable terms, or at all.

FLUCTUATION IN OUR OPERATING RESULTS MAY AFFECT OUR STOCK PRICE

         Our operating results have been subject to seasonality and to significant quarterly and annual fluctuations. Our quarterly net sales and operating results may vary significantly as a result of, among other things:

         o historical seasonal purchasing patterns and the general economic climate in Brazil;
         o         the volume and timing of orders received during a quarter;
         o         variations in sales mix;
         o         delays in production schedules;
         o         new product developments or introductions;

46
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         o         availability of components;
         o         changes in product mix and pricing;
         o         product reviews and other media coverage.

Our sales plan provides for approximately forty percent (40%) of our sales to be made to federal, state, and municipal government customers. Such sales at times may involve large contracts that can be a significant part of our sales. Our sales to the consumer and small business markets fluctuate seasonally and are dependent in part on the spending patterns of our customers, which in turn are subject to prevailing economic conditions. Historically, our sales have increased in the third and fourth quarters due, in part, to holiday spending. Accordingly, our historical financial performance is not necessarily a meaningful indicator of future results and, in general, management expects that our financial results may vary materially from period to period.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL ON ACCEPTABLE TERMS

         We may need to seek additional funding through public or private financing and may elect to obtain capital in anticipation of such needs. Adequate funds for growth through internal expansion and through acquisitions may not be available when needed or may not be available on terms favorable to us. If additional funds are raised by issuing equity securities or related instruments with conversion or warrant features, dilution to existing shareholders may result. If funding is insufficient, we may be required to delay, reduce the scope of or eliminate some or all of our expansion programs. In addition, we have in the past sought funding through third parties related to our management and there can be no assurance that these sources can be relied upon in the future. More recently, we have entered into a receivables financing facility with Technology Acceptance Corp. ("TAC"), an independently owned special purpose corporation, pursuant to which TAC issues and sells senior notes to investors collateralized by certain receivables of the Company. We are required to repurchase these receivables under certain circumstances, including their non-payment.


         Additionally, at the end of July and September 1999 we have approximately $10 million and $11 million, respectively, in debt maturing. We believe that the projected cash flows from continuing operations and existing and contemplated sources of credit will be sufficient to satisfy our capital requirements. Such belief is based on certain assumptions, and there can be no assurance that such assumptions are correct. Accordingly, there can be no assurance that such resources will be sufficient to satisfy our capital requirements or expansion plans. There can be no assurance that such contemplated sources will be available at the time they are needed or that the receivables financing facility with TAC will be available to us for financing accounts receivable at favorable terms.


WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY IN OUR INDUSTRY

         The manufacturing and sale of computer equipment and related products is highly competitive and requires substantial capital. We compete with, and will compete with, numerous international, national, and regional companies, many of which have significantly larger operations and greater financial, marketing, human, and other resources than us, which may give such competitors competitive advantages. Competitors in the computer hardware market include internationally recognized companies such as IBM, Acer, Dell, Hewlett Packard and Compaq. Additionally, we compete in the systems integration market with internationally recognized systems integrators such as IBM, EDS and Unisys. Competition is based on price, product quality, customer support and the ability to deliver products in a timely fashion. No assurance can be given that we will successfully compete in any market in which we conduct or may conduct operations.


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



         In addition, we compete with other small manufacturers of computer equipment sold on the "gray market" in Brazil. Such manufacturers are able to sell products at prices that are often significantly lower than those offered by us and other legitimate manufacturers. Gray market manufacturers are able to offer lower prices because of the avoidance of import duties and other taxes, and the avoidance of necessary software licensing fees. There can be no assurance that gray market activity will not continue to flourish, putting downward pressures on our profit margins as result of low pricing strategies.

WE DEPEND ON CREDIT SALES AND THERE ARE RISKS TO CUSTOMER LENDING

         Credit sales are an important component of our results of operations. In 1998, approximately ninety percent (90%) of our net sales revenue was accounted for by sales on credit (with terms from 1 to 24 months). Our results of operations could be materially and adversely affected if demand for customer credit falls, or if Brazilian Government policies curtail our ability to extend credit or to fund our extensions of credit. In addition, our customer credit activities expose it to significant risks. At March 31, 1999, our outstanding exposure to customer credit risk was approximately $83.3 million, including the balance of accounts receivable sold to TAC. While an allowance for doubtful accounts (including those sold to TAC) is made monthly based on management's reviews of prior period losses and anticipated losses, there can be no assurance that such allowances would be sufficient to cover actual losses.

WE DEPEND ON OUR SUPPLIERS FOR QUALITY COMPONENTS FOR OUR MANUFACTURING PROCESS

         Our manufacturing process requires a high volume of quality components that are procured from third party suppliers. Reliance on suppliers, as well as industry supply conditions, generally involves several risks, including:

         o the possibility of defective parts (which can adversely affect the reliability and reputation of our products);
         o a shortage of components and reduced control over delivery schedules (which can adversely affect our manufacturing efficiencies);
         o increases in component costs (which can adversely affect our profitability).

We have several single-sourced supplier relationships, either because alternative sources are not available or the relationship is advantageous due to performance, quality, support, delivery, capacity or price considerations. If these sources are unable to provide timely and reliable supply, we could experience manufacturing delays or inefficiencies, adversely affecting our results of operations. During the year ended December 31, 1998, we had one supplier which accounted for more than ten percent (10%) of purchases. Substantially all of our inventory has, and will be, purchased from manufacturers and distributors with whom we have entered into non-exclusive agreements, which are typically cancellable upon 30 days written notice. There can be no assurance that such agreements will not be canceled. The loss of, or significant disruptions in relationships with, suppliers could have a material adverse effect on our business since there can be no assurance that we will be able to replace lost suppliers on a timely basis.

WE DEPEND ON OUR TAX-EXEMPT STATUS IN BRAZIL

         The government of the State of Bahia, Brazil has issued a decree that exempts companies such as our subsidiary, Bahiatech - Bahia Tecnologia, Ltda., from the payment of state import duties, state sales tax, and state services tax. Bahiatech has received an exemption from such taxes through and including the year 2003.


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Additionally, Bahiatech is exempted from the payment of Brazilian federal income tax through and including the year 2004, provided that we meet certain budgeted production goals. We are not exempted from the payment of a federal social contribution tax of approximately eight percent (8%) of pre-tax income. The normal rate of federal taxation on a non-exempt basis is thirty-three percent (33%). If we are unable to extend such tax-exempt status, our after-tax earnings as a percentage of net sales would decline by the amount of the tax benefit, which may be substantial.

         In December of 1997, as a result of our plan to consolidate the manufacturing operations of Microtec Sistemas Industria e Comercio S.A. by relocating it to the State of Bahia, Microtec applied with the State of Bahia and the federal government of Brazil for the same tax incentives that have been granted to Bahiatech. Microtec has been granted the state tax incentives from the state of Bahia and will enjoy such state tax holiday through 2005. Should Microtec be granted the federal incentive, it would enjoy the federal income tax holiday through 2007. While we believe that Microtec will be granted this federal incentive, there is no assurance that Microtec's eligibility will be approved.

OUR PRODUCTS ARE CHARACTERIZED BY CONTINUOUS AND RAPID TECHNOLOGICAL ADVANCES AND EVOLVING INDUSTRY STANDARDS

         Compatibility with industry standards in areas such as operating systems and communications protocols is material to our marketing strategy and product development efforts. In order to remain competitive, we must respond effectively to technological changes by continuing to enhance and improve our existing products to incorporate emerging or evolving standards, and by successfully developing and introducing new products that meet customer requirements. There can be no assurance that we will successfully develop, market, or support such products or that we will respond effectively to technological changes or new product announcements or introductions by others. If we do not enhance and improve our products, our sales and financial results could be materially adversely affected. In addition, there can be no assurance that, as a result of technological changes, all or a portion of our inventory would not be rendered obsolete.

OUR TRANSACTIONS WITH RELATED PARTIES CREATES CONFLICTS OF INTEREST

         We have, since 1995, received loans and sold securities and certain of our accounts receivable to Georges C. St. Laurent Jr. ("GSL Jr."), the father of Georges C. St. Laurent III, our Chairman of the Board and Chief Executive Officer, and William C. St. Laurent, our President and Chief Operating Officer. We believe that the terms of these transactions were no less favorable to us than what could have been obtained from unaffiliated third parties. To the extent that we enter into transactions with affiliated persons and entities in the future, we will do so only on terms no less favorable to us than those available from unaffiliated third parties.

OUR ASSETS ARE LOCATED OUTSIDE THE U.S. AND ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS IS DIFFICULT

         While we are a U.S. corporation with executive offices in Florida, our principal operations are conducted by our Brazilian subsidiaries. A substantial portion of our assets will be held or used outside the U.S. (in Brazil). Consequently, enforcement by investors of civil liabilities under the Federal securities laws may be adversely affected by the fact that, while we are located in the U.S., our principal subsidiaries and operations are located in Brazil. Although our executive officers and directors are residents of the U.S.,


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except for Messrs. Touma Makdassi Elias and William R. Blackhurst, who are
residents of Brazil, all or a substantial portion of our assets are located outside the U.S.

REPATRIATION OF EXCESS RETAINED EARNINGS THROUGH THE FLOATING RATE MARKET IS VOLATILE

         For the foreseeable future, Bahiatech does not intend to distribute any excess retained earnings to Vitech, but intends to reinvest such earnings, if any, in the development and expansion of its business. Up to now, substantially all of our retained earnings on a consolidated basis have been attributable to Bahiatech. Bahiatech is exempted from the payment of Brazilian federal income tax through and including the year 2004, provided that Bahiatech meets certain budgeted production goals. Tax exemption benefits cannot be distributed as dividends to the parent company in U.S. Dollars and are segregated for capital reserves and offsetting accumulated losses in accordance with Brazilian law. For the years ended December 31, 1998, 1997 and 1996 the tax exemption benefits amounted to approximately $5,600,000 ($0.42 per share), $3,000,000 ($0.25 per share) and $2,200,000 ($0.22 per share), respectively.

         In the future, should Bahiatech wish to remit retained earnings in excess of the tax exemption benefits in U.S. Dollars, it may do so only in Reais convertible into U.S. Dollars in the floating rate exchange market. There are two legal foreign exchange markets in Brazil: the Commercial Market and the Floating Market. The "Commercial Market Rate" is the commercial selling rate for Brazilian currency into U.S. Dollars, as reported by the Central Bank. The "Floating Market Rate" generally applies to transactions to which the Commercial Market Rate does not apply. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the Real, the two rates have not differed significantly. However, there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are reported by the Central Bank on a daily basis.

         In order for a company to remit retained earnings abroad in U.S. dollars at the Commercial Market Rate, Brazilian law first requires the registration of the foreign capital upon which those retained earnings were made. Bahiatech has not made such registration and therefore is only able to remit excess retained earnings at the Floating Market Rate. We use the Commercial Market Rate for the translation of Bahiatech's results into U.S. Dollars. In the event that Bahiatech remits excess retained earnings at the Floating Market Rate, there can be no assurance that such remittance will not vary from our reported results because of the differences between the Commercial Market Rate and the Floating Market Rate. Although Microtec does not currently intend to distribute any retained earnings to Vitech, it is currently eligible to remit retained earnings in U.S. Dollars at the Commercial Market Rate.

THE EXERCISE OF OPTIONS AND WARRANTS WILL HAVE DILUTIVE EFFECT

         We have issued and outstanding, options and warrants to purchase an aggregate of 5,430,214 shares of common stock at exercise prices between $8.18 and $22.73 per share, including 4,635,827 options issued to directors, consultants, and employees. The existence of such options and warrants may adversely affect the terms under which we could obtain additional equity capital. The exercise of these options and warrants may cause significant dilution and materially and adversely affect the market price of the common stock.



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SHARES ELIGIBLE FOR FUTURE SALE

         As of the date of this prospectus, we have 14,635,655 shares of common stock outstanding, and 5,566,578 shares of common stock issuable upon the exercise of options and warrants. Of such shares outstanding or issuable, 13,199,880 are not registered and are held by our "affiliates" within the meaning of the Securities Act and are subject to the resale limitations of Rule 144 promulgated under the Securities Act (the "Restricted Shares"). We issued the Restricted Shares in private transactions in reliance upon one or more exemptions contained in the Securities Act. The Restricted Shares are or will be deemed to be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and may be publicly sold if registered under the Act or held by the holder thereof for a prescribed amount of time, if the other conditions of Rule 144 are satisfied. As of the date of this prospectus, 8,457,757 of the Restricted Shares, will have either been held for more than one year and are eligible for public sale in accordance with the requirements of Rule 144, or are eligible for resale pursuant to currently effective registration statements. In addition to the Restricted Shares, we have 1,832,689 shares of common stock that may be issued pursuant to the conversion of certain convertible notes. Such shares upon conversion will be eligible for resale pursuant to a resale registration statement on file with the SEC.

WE ARE CONTROLLED BY PRINCIPAL SHAREHOLDERS

         Our principal shareholders (Georges C. St. Laurent III and William C. St. Laurent) together beneficially own approximately fifty eight percent (58%) of the outstanding shares of common stock. Accordingly, the principal shareholders are able to elect our entire Board of Directors and control the outcome of all matters submitted to a vote of the shareholders of the Company. See "Description of Securities".

WE ARE SUBJECT TO BURDENSOME GOVERNMENT REGULATION

         The manufacture of computer equipment and related products is subject to various forms of government regulation in the United States and Brazil including, but not limited to, the following:

         o         technology transfer and licensing regulations;
         o         tariff regulations;
         o regulations governing currency conversion and transfers of profits between jurisdictions;
         o         labor regulations.

We do not believe that such regulations adversely affect us or our business presently; however, there can be no assurance that such regulations will not materially adversely affect us in the future. In addition, the government of Brazil has exercised, and continues to exercise, substantial influence over many aspects of the private sector in Brazil.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT AN ACQUISITION OF VITECH AMERICA AT A PREMIUM PRICE

         The Board of Directors is authorized to issue shares of preferred stock and to determine the dividend, liquidation, conversion, redemption, and other rights, preferences, and limitations of such shares without any further vote or action of the shareholders. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights


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which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be used as a method of discouraging and delaying or preventing a change in control of the Company. We have no present intention to issue any shares of its preferred stock, although there can be no assurance that we will not do so in the future. See "Description of Securities Preferred Stock".

WE EXPECT TO EXPERIENCE VOLATILITY IN OUR STOCK PRICE

         The market for securities of technology companies and companies that participate in emerging markets historically has been more volatile than the market for stocks in general. The price of the common stock may be subject to wide fluctuations in response to the following:

         o        quarter-to-quarter variations in operating results;
         o announcement of acquisitions, vendor additions or cancellations;
         o creation or elimination of banking or other funding opportunities;
         o favorable or unfavorable coverage of the Company or its officers by the press;
         o        the availability of new products, technology, or services.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price for many technology and emerging market companies, both related and unrelated to the operating results of such companies. These market fluctuations and other factors may affect the market for the common stock.

WE HAVE ONLY ONE MANUFACTURING FACILITY

         We operate one manufacturing facility in Brazil, in Ilheus, Bahia. In the event such facility were to experience substantial damage or disruption of its operations for any reason, we may be required to suspend manufacturing operations or transfer manufacturing operations to an independent facility for an indefinite period of time. While we maintain insurance covering various contingencies, any such suspension or disruption of our manufacturing operations could have a material adverse effect on us and our results of operations.

YEAR 2000 COMPLIANCE

         Many existing computer systems and applications, and other control devices, use only two digits to identify a year in the date code field, and were not designed to account for the upcoming change in the century. As a result, such systems and applications could fail or create erroneous results unless corrected so that they can process data related to the year 2000. We rely on our systems, applications and devices in operating and monitoring all major aspects of its business, including financial systems (such as general ledger, accounts payable and accounts receivable modules), inventory and receivables systems, customer services, infrastructure, embedded computer chips, networks and telecommunications equipment and end products. We also rely, directly and indirectly, on systems of external business enterprises such as distributors, suppliers, creditors, financial organizations, and governmental entities, for accurate exchange of data. Although we are in contact with our suppliers to assess their compliance, there can be no assurance that there will not be a material adverse effect on us if third parties do not convert their systems in a timely manner and in a way that is compatible with our systems, as we could be affected through disruptions in the operation of the enterprises with which we interact. Based on the information currently available, we believe


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that the costs associated with the year 2000 issue, and the consequences of incomplete or untimely resolution of the year 2000 issue, will not have a material adverse effect on our business, financial condition and results of operations in any given year; however, there can be no assurance that year 2000 issues will not have a material adverse effect on our business, financial condition or results of operations.

FACTORS RELATING TO BRAZIL

WE ARE SUBJECT TO POLITICAL AND ECONOMIC CONDITIONS

         The Brazilian economy has been characterized by frequent and occasionally drastic intervention by the Brazilian government. The Brazilian government has often changed monetary, credit, tariff and other policies to influence the course of Brazil's economy. The Brazilian government's actions to control inflation and effect other policies have often involved wage and price controls as well as other measures, such as freezing bank accounts, imposing capital controls and limiting imports into Brazil. Changes in policy involving tariffs, exchange controls, and other matters could have a material adverse effect on the Company, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, and the Brazilian government's response to such developments.

         The Brazilian political environment has been marked by high levels of uncertainty since the country returned to civilian rule in 1985 after 20 years of military government. The death of a President-elect in 1985 and the resignation of another President in 1992 during his impeachment trial, as well as frequent turnovers at and immediately below the cabinet level, particularly in the economic area, historically have contributed to the absence of a coherent and sustained policy to confront Brazil's economic problems.

         Mr. Fernando Henrique Cardoso, the Finance Minister at the time of the implementation of Brazil's latest economic stabilization plan, was elected President in October 1994. The Real Plan, which has significantly reduced inflation since the introduction of the Real in July 1994, has been continued by the Cardoso government. See "Brazil has historically experienced high rates of inflation" below. President Cardoso has continued to support free market and privatization measures of recent years, and his government has taken steps in this regard, such as proposing measures for the liberalization of the state petroleum and telecommunications monopolies and the privatization of a number of state-owned enterprises. Although these liberalization measures have enjoyed broad political and public support, some important political factions remain opposed to significant elements of the reform program. In addition, President Cardoso was elected as the leader of a coalition of political parties and governs Brazil by coalition government. As a result, President Cardoso's leadership of Brazil is likely to be subject to more compromises and accommodations than if his party alone had received support from the majority of voters. Furthermore, the Brazilian government's desire to control inflation and to reduce budget deficits may cause it to take actions that will slow or halt Brazilian economic growth.

BRAZIL HAS HISTORICALLY EXPERIENCED EXTREMELY HIGH RATES OF INFLATION

         Inflation itself, as well as certain governmental measures to combat inflation, have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Beginning in December 1993, the Brazilian government introduced the Real Plan, an economic stabilization plan designed to reduce inflation by reducing certain public expenditures, collecting liabilities owed to the Brazilian government, increasing tax revenues, continuing the privatization program and introducing a new currency. On July 1, 1994, as part of the Real Plan, the Brazilian government introduced the Real. Since the introduction of the Real, Brazil's inflation rate has been substantially lower than in previous periods. Inflation, as measured by the IGP-DI, was approximately 2,708%, 910%, 15.7%, 9.3%, 7.5% and 1.7% in 1993,
1994, 1995, 1996, 1997 and 1998, respectively. There can be no assurance, however, that the recent lower level of inflation will continue or that future Brazilian governmental actions (including actions to adjust the value of the Brazilian currency such as the devaluation of the Real in January 1999) will not trigger an increase in inflation or that any such increase will not have a material adverse effect on the Company.

WE ARE SUBJECT TO EXCHANGE RATE FLUCTUATIONS

         The relationship of Brazil's currency to the value of the U.S. Dollar, and the rates of devaluation of Brazil's currency relative to the prevailing rates of inflation have affected, and may affect, the Company's financial condition and results of operations. Principally all of the Company's sales are denominated in the Real, while the Company's operating results are recorded in U.S. Dollars. Any significant devaluation of the Real relative to the U.S. Dollar could have a material adverse effect on the Company's operating results. Although the Company had used Real futures and options contracts during 1996, in an effort to hedge against currency risks, its highest coverage at any one time had only met 20% of its exposure, consisting of accounts receivable denominated in Reais, net of accounts payable and other current liabilities denominated in Reais. Currently, the Company is not engaged in any hedging activities. Currency transaction losses for the years ended December 31, 1998 and 1997 were $1,603,670 and $2,665,224, respectively, and were associated with dollar-denominated monetary assets and liabilities held by the Company's Brazilian subsidiaries. For the quarter ended March 31, 1999 we experienced a currency translation loss of $16,656,880 due to the devaluation of the Real against the U.S. dollar which occurred in January 1999.

         In the event of a significant devaluation of the Brazilian currency in relation to the U.S. Dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely and materially affected. Increases in the rate of inflation in Brazil subsequent to such a devaluation of the Brazilian currency could adversely affect our business, results of operations and financial condition. Although the exchange rate between the Real and the U.S. dollar had been relatively stable from mid-July 1994 through late 1998, the spread of the Asian and Russian economic difficulties to South America culminated in the devaluation of the Real in mid-January 1999. By the end of January 1999, the real dropped against the dollar by approximately 45% compared to the end of December 1998. Although some recent economic measures have been taken by the Brazilian Federal Government in an effort to stabilize the Real, the potential for future devaluation or volatility continues to persist.

OUR EXCHANGE CONTROLS AND RESTRICTIONS

         Brazilian law provides that, whenever there is a serious imbalance in Brazil's balance of payments or serious reasons to foresee such imbalance, the Brazilian government may impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies. No assurance can be given that the international transfer of REAIS or the Floating Market will remain legally or commercially available to Brazilian residents. There can be no assurance that the Brazilian government will not in the future impose more restrictive foreign exchange regulations that would have the effect of preventing or restricting our access to foreign currency that it may require to meet its foreign currency obligations under foreign currency denominated liabilities.

BRAZIL'S ECONOMIC ENVIRONMENT IS SUBJECT TO CHANGE

         Despite the success to date of the Real Plan in reducing inflation in Brazil, the fiscal adjustment program necessary to reduce government expenditures is not complete after the fifth year of the Real Plan. There can be no assurance that the Real Plan will be more successful than previous economic programs in reducing inflation over the long term, especially in light of (i) the Brazilian congress' delay in the Real Plan and in the reform of the social security system, and (ii) the negative effects of the Asian, Russian and Latin American crises on Brazil, which has caused a flight of foreign investment, the devaluation of the Real and new inflationary pressures on the Brazilian economy. Accordingly, periods of substantial inflation may once again have significant adverse effects on the Brazilian economy, on the value of the Real and on the Company's financial condition, results of operations and future prospects.

                                    BUSINESS

         Vitech America, Inc. and subsidiaries are engaged in the manufacture and direct marketing of PCs and related products, business systems integration products and turn-key business solutions, as well as the financing of the purchase thereof, in the Federal Republic of Brazil. Our principal operations are conducted in Brazil by our Brazilian subsidiaries. The parent company, Vitech America, Inc., is based in Miami, Florida and sources components in the United States and throughout the world and engages in the distribution of those components to its subsidiaries' manufacturing operations in Brazil. Substantially all of our revenues have been recognized in Brazil by our subsidiaries. Our products, which include desktop PCs, notebooks, workstations, network servers, peripherals, software, business systems integration products and turn-key business solutions, are marketed under brand names owned or licensed by us directly to end-users through a variety of channels in the Brazilian marketplace. In addition, we maintain an engineering support service dedicated to assisting customers in effecting networking and systems integration solutions, and to providing technical support to the end-users of our products.

                            SELLING SECURITY HOLDERS

SECURITIES PURCHASE AGREEMENT AND SUBSCRIPTION AGREEMENT

         On October 10, 1997, the Company issued $20 million aggregate principal amount of 10% Convertible Promissory Notes. The Notes are initially convertible at a conversion price of $15.00 (the "Initial Conversion Price"), subject to stock splits, stock dividends, rights offering by the Company and certain combinations, capitalizations, reclassifications, extraordinary distributions and other similar events. In the event that the Company shall decline to repay in full, following the exercise by the Noteholders of the first or second put right (as defined below), the Initial Conversion Price shall be (i) the lesser of .85 multiplied by the 10-day weighted average sale price (the "WASP") as reported on Nasdaq as reported by Bloomberg, L.P. (or other principal exchange on which the Company's securities are traded) for the lowest 10-day consecutive period during the 30 consecutive trading day period ending one trading day prior to the conversion date and (ii) $15.00 per share.

         Beginning October 10, 1998 and continuing for a period of 30 days thereafter, each Noteholder shall have the right ("First Put Right") to request the Company to repurchase all, but not less than all the outstanding Notes held by such Holder at a price equal to 110% of the principal amount thereof plus accrued and unpaid interest thereon. Commencing 180 days after the First Put Date and continuing for a period of 30 days thereafter, each Noteholder shall have a second right (the "Second Put Right") to request the Company to repurchase all, but not less than all the outstanding Notes at a price equal to 115% of the principal amount thereof plus accrued and unpaid interest. The purchase price for any Put Right shall be paid in four equal monthly installments on the last business day of each month commencing on the first full month following the Put Notice with respect to the First or Second Put Right, with interest on each installment at the rate of 10% per annum. The Company shall have the right at any time from time to time commencing on October 10, 1998 to purchase from any holder of the Notes, the Notes at a call price of 112% of the principal amount, plus accrued and unpaid interest thereon provided that such Call Price shall be increased by 1% per month.

         The Company is obligated under the terms of the Agreements to prepare and file a Registration Statement providing for the resale of the shares of Common Stock issuable upon conversion of the Convertible Notes within 20 days of November 4, 1997 and to use its best efforts to have such Registration

Statement declare effective on or before January 15, 1998. In the event that such Registration Statement is not declared effective by such date, the Company shall pay to each Noteholder monthly, the greater of (x), the pro rata portion of the amount equal to 1.5% of the aggregate outstanding principal amount of the Convertible Notes held by such holder, which monthly amount will be increased to 2% in the event that such Registration Statement is not declared effective by February 15, 1998 or (y), $2,500 for each day the Registration Statement is not declared effective by January 15, 1998.

         In no event shall the Company issue more than 19.9% of its issued and outstanding shares of Common Stock in connection with each separate issuance of Convertible Notes ,unless the Company shall obtain stockholder approval or waiver of such requirement by the Nasdaq Stock Market. Unless the Company shall obtain stockholder approval or waiver of such requirement by the Nasdaq Stock Market within the time period set forth within the Securities Purchase Agreement, the principal amount of the Convertible Notes, which may not be converted because of such limitation, will be payable at a formula price which shall be the amount equal to the greater of (i) the aggregate principal amount of the Convertible Notes then outstanding, together with all accrued and unpaid interest thereon, in the sum of (a) the products of (x) the number of shares of Common Stock which the Convertible Notes being redeemed are then convertible at the current conversion price and (y) the WASP on the date the Convertible Notes are redeemed, plus (c) accrued and unpaid interest on the Convertible Notes the date of repayment.


         On April 30, May 31, June 30 and July 13, 1999, Infinity Investors Limited, IEO Holdings Limited, Summit Capital Limited and Glacier Capital Limited assigned to Brazil Partners Limited an aggregate of $1,745,915.12, $1,745,915.12, $872,957.57 and $872,957.57 respectively, of principal amount of the Convertible Notes. Subsequently, the Company amended and restated the Convertible Notes and entered into Put and Call Agreements on the Convertible Notes. The Convertible Notes are convertible at $11.00, however in the event the Company does not repay in full the Convertible Notes upon exercise by Brazil Partners Limited of their put rights, the conversion price shall be the lesser of (i) 0.85 multiplied by the market price of the common stock, as defined in the Convertible Notes, and (ii) $11.00 per share.

^ The Company also issued on October 10, 1997, additional $18,608,250 aggregate principal amount 10% Convertible Notes. The Convertible Notes were issued in a Private Placement and under the terms and conditions of a Subscription Agreement. The Subscription Agreement and the terms contained therein were substantially similar to the terms in the Securities Purchase Agreement described above, provided, however, that the Company will not incur any penalties in the event that the shares underlying the Convertible Notes were not registered in ninety (90) days as of November 1, 1997. In connection with both of the above financings, the Company issued 241,392 common stock purchase warrants.

         On April 19, 1999, the Company amended the Convertible Notes dated October 10, 1997 in the aggregate principal amount of $3,621,875 to adjust the Initial Conversion Price down to $10.00 and provide for a third and fourth put right.

         In connection with the initial public offering in November 1996, the Company issued 220,000 warrants to purchase Common Stock to representatives of the underwriters. In August 1996 the Company issued 23,426 common stock purchase warrants in a private placement. The Company also issued in June, August and October 1997, the St. Laurent Notes in the principal amount of $20,000,000 convertible into 1,416,564 shares of Common Stock.

STOCK OWNERSHIP

         The following table sets forth the name of the Selling Security Holder, the amount of shares of Stock held directly or indirectly underlying the Convertible Notes and Warrants owned by the Selling Security Holder at the date thereof. The amount of shares of Common Stock being offered by the Selling Security Holder and the amount to be owned by the Selling Security Holder following the sale of such shares of Common Stock.

                                                  NUMBER OF                SHARES TO      SHARES TO BE OWNED
NAME OF SELLING SECURITY HOLDER                 SHARES OWNED(1)           BE OFFERED           AFTER OFFERING


North Hampton Holding
  Corporation III(2)                                110,000                    110,000                    0
Robert J. Setteducati(2)                             27,500                     27,500                    0
Michael A. Bresner(2)                                20,900                     20,900                    0
James C. Witze(2)                                     2,200                      2,200                    0
William Masucc(2)                                    11,000                     11,000                    0
Michael S. Smith(2)                                   3,300                      3,300                    0
Thomas S. Parigian(2)                                11,000                     11,000                    0
Joseph Galligan(2)                                    3,300                      3,300                    0
Michael Vanechanos(2)                                 1,100                      1,100                    0
Glenn Busch(2)                                        2,200                      2,200                    0
Michael Bergin(2)                                     2,200                      2,200                    0
Jack Bruscianelli(2)                                  1,650                      1,650                    0
Gary Stewart(2)                                       1,650                      1,650                    0
Jerome Feldman(2)                                    22,000                     22,000                    0
Tresley, David and Cindy(2)                           8,800                      8,800                    0
Swedbank (Luxembourg) S.A.(2)                         5,500                      5,500                    0
Dennis and B. Elaine Brubaker(2)                      2,200                      2,200                    0
Curry Family Trust(2)                                 2,200                      2,200                    0
Robert P. Bain(2)                                     2,200                      2,200                    0
Geoffroy del Marmol(2)                                1,426                      1,426                    0
Daniel Phelan(2)                                      1,100                      1,100                    0
Joseph K. Meyer(2)                                   73,297(5)                  51,297               22,000(5)
Parker Quillen(2)                                    50,092                     50,092                    0
Infinity Investors Limited(2)                       113,332                    113,332                    0
IEO Holdings Limited(2)(7)                            6,668                      6,668                    0
Summit Capital Limited(2)                             6,668                      6,668                    0
Glacier Capital Limited(2)                            6,668                      6,668                    0
Little Wing LP(2)                                     4,667                      4,667                    0
Tradewinds Fund Ltd.(2)                               1,000                      1,000                    0
Contrary Fund Ltd.(2)                                 1,000                      1,000                    0
Infinity Investors Limited(3)(6)                    230,505                    230,505                    0
IEO Holdings Limited(3)(6)(7)                        13,559                     13,559                    0
Summit Capital Limited(3)(6)                         13,559                     13,559                    0
Glacier Capital Limited(3)(6)                        13,559                     13,559                    0
Georges C. St. Laurent Jr.(3)                     1,185,355(4)               1,416,564            1,185,355




                                                        16




Eugenie & Joseph Jones
  Family Foundation(3)                               26,667                     26,667                     0
Susan Jones Gundlach(3)                              13,334                     13,334                     0
Whitcust & Co.(3)                                   246,668                    246,668                     0
Institute of Mental Hygiene(3)                       13,334                     13,334                     0
Burgeois Bennett Thokey & Hickey
  401(k) Profit Sharing Plan & Trust(3)              13,334                     13,334                     0
The Toler Foundation(3)                              20,001                     20,001                     0
Enbecee Company(3)                                  133,334                    133,334                     0
Reliable Credit Profit Sharing Trust(3)              25,000                     25,000                     0
David E. Palmisano(3)                                 5,000                      5,000                     0
David E. & Becky Palmisano
  JT TEN(3)                                          20,000                     20,000                     0
Richard F. Deich(3)                                  10,000                     10,000                     0
Earle C. May(3)                                      10,000                     10,000                     0
Earl E. Schatz(3)                                    20,000                     20,000                     0
Gerald T. Lisac IRA Rollover(3)                      30,000                     30,000                     0
Gerald T. Lisac & Maryann
  Lisac JT TEN(3)                                     4,000                      4,000                     0
J.R. Mann(3)                                         10,000                     10,000                     0
Paul R. Farago Trust(3)                              40,000                     40,000                     0
Joe L. Mangan(3)                                     30,000                     30,000                     0
Peter R. Evans(3)                                     5,000                      5,000                     0
David C. Mann(3)                                     42,500                     42,500                     0
Smooch Reynolds(3)                                    3,333                      3,333                     0
Jack Reynolds(3)                                     10,001                     10,001                     0
Emerging Markets Debt I, LP(3)(8)                     5,000                      5,000                     0
Alexandra Rome Revocable Trust(3)                    20,001                     20,001                     0
Alexandra Rome Mudd & Alexandra
  Rome JT TEN(3)                                      6,668                      6,668                     0
Alyssa Rome Mudd & Alexandra
  Rome JT TEN(3)                                      6,668                      6,668                     0
Alexandra Rome Cust for Emily
  Rome Mudd UCAUTMA(3)                                5,000                      5,000                     0
Emerging Markets Debt I, LP(3)(9)                     25,000                    25,000                     0
Reliable Credit Association, Inc.
  Pension Plan(3)                                    25,000                     25,000                     0
K & C Family Trust(3)                                 5,000                      5,000                     0
The Cuttyhunk Fund Limited(3)                        26,667                     26,667                     0
Little Wing LP(3)                                    46,667                     46,667                     0
Tradewinds Fund Ltd.(3)                              10,001                     10,001                     0
Contrary Fund Ltd.(3)                                10,001                     10,001                     0
Crane Mills, Inc.(3)                                 25,000                     25,000                     0
David Sloop(3)                                       10,001                     10,001                     0
Drucilla Sloop(3)                                     1,000                      1,000                     0
John C. Swatman(3)                                    3,333                      3,333                     0
Jill B. Meyer(3)                                        634                        634                     0


                                                        17




Compass Advisors, Inc.(3)                             1,667                      1,667                     0
David & Drucilla Sloop(3)                             2,000                      2,000                     0
Quimby Welding Supplies(3)                            6,668                      6,668                     0
Wayne M. Quimby(3)                                    2,667                      2,667                     0
Elaine N. Quimby(3)                                   2,334                      2,334                     0
Emerging Markets Debt I, LP(3)                      333,333                    333,333                     0
Charles D. & Trina T. Denson(3)                       6,668                      6,668                     0
Kensington Partners LP I(3)                          33,334                     33,334                     0
Kensington Partners LP II(3)                            917                        917                     0
Brazil Partners Limited(3)(10)                      950,000                    950,000                     0


(1) Represents shares of Common Stock issuable upon conversion of the Convertible Notes, the St. Laurent Notes and upon the exercise of Common Stock Warrants.

(2) Represent the shares of Common Stock issuable upon conversion of Warrants.

(3) Represents shares of Common Stock issuable upon conversion of Convertible Notes based upon the number of shares required to be registered for resale pursuant to the Subscription Agreement and Securities Purchase Agreement relating thereto. The initial number of shares issuable at the conversion of the Convertible Notes will depend upon the timing of the conversion.

(4) Does not include 1,416,564 shares of Common Stock issuable upon conversion of the St. Laurent Notes. The St. Laurent Notes may not be converted unless Mr. St. Laurent gives 90 days prior written notice. As of the date of this Prospectus, no such notice has been given. Includes stock options to purchase 76,828 shares of Common Stock.

(5)      Includes stock options to purchase 22,000 shares of Common Stock.

(6) Notwithstanding the foregoing, each of these Selling Security Holders has agreed to limit the number of shares acquired such that the number of such shares beneficially held will be such number representing less than five percent (5%) of the total outstanding number of shares.

(7)      Transferred from Infinity Emerging Opportunities Limited.

(8)      Transferred from Jerry E. Nye, M.D. P.C. Pension & Profit Sharing Trust
         (SNWSC & Co.).

(9)      Transferred from Marc Iseri M.D. P.C. Pension Plan (SNWSC & Co.)

(10)     Transferred (i) 807,500 shares from Infinity Investors Limited, (ii)
         47,500 from IEO Holdings Limited, (iii) 47,500 from Summit Capital
         Limited and (iv) 47,500 from Glacier Capital Limited.


         The Company has agreed to pay full costs and expenses, incentives to the issuance, offer, sale and delivery of the Shares, including but not limited to, all fees and expenses in preparing, filing and printing the Registration Statement and Prospectus and related exhibits, amendments and supplements thereto and mailing of such items. The Company will not pay selling commissions and expenses associated with any sale by the Selling Security Holders.

                              PLAN OF DISTRIBUTION

         The Shares offered hereby by the Selling Security Holders may be sold from time to time by the Selling Security Holders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market (including the Nasdaq National Market of The Nasdaq Stock Market), or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods, including, without limitation: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(d) face-to-face or other direct transactions between the Selling Security Holders and purchasers without a broker-dealer or other intermediary and (e) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Security Holders may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Security Holders in amounts to be negotiated in connection with the sale. Such broker-dealers and agents and any other participating broker-dealers, or agents may be deemed to be "underwriters" within the meaning of the Act, in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this Prospectus.

         In connection with distributions of the Shares or otherwise, the Selling Security Holders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with Selling Security Holders. The Selling Security Holders may also sell shares short and deliver the Shares to close out such short positions. The Selling Security Holders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder, which the broker-dealer may resell pursuant to this Prospectus. The Selling Security Holders may also pledge the Shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged Shares pursuant to this Prospectus.

         Information as to whether an underwriter(s) who may be selected by the Selling Security Holders, or any other broker-dealer, is acting as principal or agent for the Selling Security Holders, the compensation to be received by underwriters who may be selected by the Selling Security Holders, or any broker-dealer, acting as principal or agent for the Selling Security Holders and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this Prospectus (the "Prospectus Supplement"). Any dealer or broker participating in any distribution of the Shares may be required to deliver a copy of this Prospectus, including the Prospectus Supplement, if any, to any person who purchases any of the Shares from or through such dealer or broker.

         The Company has advised the Selling Security Holders that during such time as they may be engaged in a distribution of the Shares included herein they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any Selling Security Holders, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the Common Stock.

         It is anticipated that the Selling Security Holders will offer all of the Shares for sale. Further, because it is possible that a significant number of Shares could be sold at the same time hereunder, such sales, or the possibility thereof, may have a depressive effect on the market price of the Company's Common Stock.

         Except as specifically set forth herein, none of the Selling Security Holders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates.

                            DESCRIPTION OF SECURITIES

GENERAL

         As of the date of this prospectus, our articles of incorporation authorize us to issue 30,000,000 shares of common stock, no par value, and 3,000,000 shares of preferred stock, no par value (the "Preferred Stock"). As of June 10, 1999, there were outstanding 14,635,655 shares of common stock and no shares of Preferred Stock.

COMMON STOCK

         Each shareholder has the right to one vote per share on all matters which require their vote. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of Vitech, holders of common stock are entitled to share ratably all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities.

PREFERRED STOCK

         Our preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by shareholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion rights, redemption rights, and sinking fund provisions. The issuance of any such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. The ability of the Board of Directors to issue preferred stock could discourage, delay, or prevent a takeover of Vitech. See "Risk Factors - We have implemented anti-takeover provisions that could prevent an acquisition of Vitech America at a premium price."

NASDAQ NATIONAL MARKET

         Our common stock is traded on the Nasdaq National Market under the symbol "VTCH".

TRANSFER AND WARRANT AGENT AND REGISTRAR



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         Our transfer agent and registrar for the common stock is American Stock
Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                                  LEGAL MATTERS

         The validity of the issuance of the securities offered hereby will be passed upon for the Company by Atlas, Pearlman, Trop & Borkson P.A., Fort Lauderdale, Florida. Atlas, Pearlman, Trop & Borkson own shares of common stock.

                                     EXPERTS

         The audited Consolidated Financial Statements of Vitech America, Inc., as of December 31, 1998 and 1997, and for each of the three fiscal years in the period ended December 31, 1998, incorporated by reference into this prospectus, have been audited by Pannell Kerr Forster PC, independent certified public accountants, as indicated in their report with respect thereto, and incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                                 INDEMNIFICATION

         The Articles of Incorporation of the Company provide that every director and every officer of the corporation, every former director and former officer of the corporation, and every person who may have served at the request of the corporation as a director or officer of another corporation in which the corporation owns shares of capital stock or of which it is a creditor, and the heirs, executors, administrators, and assignors of all of the above persons shall be indemnified by the corporation for expenses actually and necessarily incurred by him in connection with the defense of any action, suit, or proceeding to which he may be a party by reason of his being or having been a director or officer of the corporation or of such other corporation regardless of whether or not he continues to be a director or officer at the time of incurring such expenses, except with respect to matters as to which he shall be finally adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of his duty. The rights of indemnification set forth in the Articles of Incorporation shall not be exclusive of any other rights to which such person may be entitled by law or otherwise.

         The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of the director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for: (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for, or assenting to, an unlawful distribution; and (d) willful misconduct or conscious disregard for the best interests of the Company in a proceeding by, or in the right of, the Company to procure a judgment in its favor or in a proceeding by, or in the right of, a shareholder. The statute does not effect the director's responsibilities under any other law.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or


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controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


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